UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Mereo BioPharma Group plc

(Name of Issuer)

American Depositary Share, each representing five Ordinary Shares, nominal value £0.003 per share

(Title of Class of Securities)

589492107

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107

1	NAMES OF REPORTING PERSONS Vivo Capital IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,999,386 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,999,386 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,386 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.822% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The number represents (i) 770,030 American Depositary Shares (“ADS”) of Mereo BioPharma Group plc (the “Issuer”), with each ADS representing 5 ordinary shares, nominal value £0.003 per share (the “Ordinary Share”) of the Issuer, (ii) 839,435 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares, and (iii) 389,921 ADSs, issuable upon conversion of certain convertible loan notes, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares. The number excludes 151,415 ADSs, issuable upon conversion of certain convertible loan notes (including interest accrued until June 3, 2023, the maturity date of such notes), the conversion of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares. The securities are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(2)	Based on (i) 102,967,781ADSs of the Issuer, as disclosed in the prospectus supplement filed by the Issuer on February 10, 2021 with the Securities and Exchange Commission pursuant to Rule 424(b)(5), which forms part of the Issuer’s Registration Statement on Form F-3 (File No. 333-249341), (ii) 4,601,382 ADSs, issuable upon exercise of certain warrants held of records by Vivo Capital Fund IX, L.P. and Vivo Opportunity Fund, L.P., the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares, and (iii) 2,137,362 ADSs, issuable upon conversion of certain convertible loan notes held of records by Vivo Capital Fund IX, L.P. and Vivo Opportunity Fund, L.P, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

CUSIP No. 589492107

1	NAMES OF REPORTING PERSONS Vivo Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,960,296 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,960,296 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,960,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.168% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The number represents (i) 3,450,908 ADSs, (ii) 3,761,947 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares, and (iii) 1,747,441 ADSs, issuable upon conversion of certain convertible loan notes, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares. The number excludes 678,569 ADSs, issuable upon conversion of certain convertible loan notes (including interest accrued until June 3, 2023, the maturity date of such notes), the conversion of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares. The securities are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P.

(2)	Based on (i) 102,967,781ADSs of the Issuer, as disclosed in the prospectus supplement filed by the Issuer on February 10, 2021 with the Securities and Exchange Commission pursuant to Rule 424(b)(5), which forms part of the Issuer’s Registration Statement on Form F-3 (File No. 333-249341), (ii) 4,601,382 ADSs, issuable upon exercise of certain warrants held of records by Vivo Capital Fund IX, L.P. and Vivo Opportunity Fund, L.P., the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares, and (iii) 2,137,362 ADSs, issuable upon conversion of certain convertible loan notes held of records by Vivo Capital Fund IX, L.P. and Vivo Opportunity Fund, L.P, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

Item 1. (a)	Name of Issuer:

Mereo BioPharma Group plc

(b)	Address of Issuer's Principal Executive Offices:

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

Item 2. (a)	Name of Person Filing:

This Amendment No. 2 to Schedule 13G is filed jointly by Vivo Capital IX, LLC and Vivo Opportunity, LLC.

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital IX, LLC is a Delaware limited liability company.

Vivo Opportunity, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Ordinary Shares, nominal value £0.003, represented by American Depositary Shares, each of which represents five Ordinary Shares.

(e)	CUSIP Number:

589492107

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

(1) Vivo Capital IX, LLC

The 1,999,386 ADSs are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P. The voting members of Vivo Capital IX, LLC are Frank Kung, Edgar Engleman, Shan Fu, Hongbo Lu, Mahendra Shah, Jack Nielsen and Michael Chang, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(2) Vivo Opportunity, LLC

The 8,960,296 ADSs, are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. The voting members of Vivo Opportunity, LLC are Gaurav Aggarwal, Shan Fu, Frank Kung and Michael Chang, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)	Percent of class:

Vivo Capital IX, LLC: 1.822%

Vivo Opportunity, LLC: 8.168%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Capital IX, LLC: 1,999,386 ADSs

Vivo Opportunity, LLC: 8,960,296 ADSs

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Capital IX, LLC: 1,999,386 ADSs

Vivo Opportunity, LLC: 8,960,296 ADSs

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital IX, LLC

February 16, 2021
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

February 16, 2021
(Date)

/s/ Gaurav Aggarwal
(Signature)

Managing Member
(Title)